Exhibit 99.1

Ecopetrol modifies its management structure

Ecopetrol (BVC: ECOPETROL; NYSE: EC) reports that, in accordance with the Ecopetrol Group's strategy and as part of its consolidation and transformation process, the Company has modified its management structure to be more aligned with the Company’s growth and competitiveness expectations.

The Executive Vice Presidency of Operation, will report directly to the Presidency and will be composed of the Vice Presidency of Development and Production, the Vice Presidency of Exploration, the Vice Presidency of Refining and Industrial Processes, the Vice Presidency of Projects and Engineering, the Vice Presidency of Operations and Transportation Maintenance, the Colombian Petroleum Institute (ICP), Management of Operational Planning and Management of HSE.

The Commercial and Marketing Vice Presidency will report directly to the Presidency of the Company as well.

As part of these structural changes, the Executive Vice Presidency of Strategy and Finance (VEF) will be created and will report directly to the Presidency of the Company, and will be composed of the Vice Presidency of Human Talent, the Financial Vice Presidency, the Vice Presidency of Strategy and Transformation, the Vice Presidency of New Business, the Digital Vice Presidency and Regulatory Strategy Management.

The Executive Vice Presidency of Strategy and Finance will be led by María Fernanda Suárez Londoño, the Vice Presidency of New Businesses will be led by Juan Manuel Rojas Payán and the Financial Vice Presidency will be led by Jaime Caballero Uribe.

These management changes will be effective as of July 16, 2018.

Bogotá D.C., July 4, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co